Exhibit 2

CAMECO CORPORATION Corporate Office 2121 – 11th Street West Saskatoon, Saskatchewan Canada S7M 1J3 Tel 306.956.6200 Fax 306.956.6201 www.cameco.com

May 10, 2023

Canadian Securities Administrators

Cameco Corporation

Annual Meeting May 10, 2023

Report of Voting Results

Under National Instrument 51-102

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual meeting (the Meeting) of the shareholders (the Shareholders) of Cameco Corporation (the Corporation) held on May 10, 2023. Each matter voted on is described in greater detail in the Corporation’s 2023 Management Proxy Circular issued in connection with this meeting, which is available at cameco.com.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Ian Bruce	Jim Gowans
Daniel Camus	Kathryn Jackson
Don Deranger	Don Kayne
Catherine Gignac	Leontine van Leeuwen-Atkins
Tim Gitzel

Canadian Securities Administrators

May 10, 2023

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Ian Bruce	197,137,741	97.65%	4,741,261	2.35%
Daniel Camus	197,497,999	97.83%	4,381,003	2.17%
Don Deranger	198,681,004	98.42%	3,197,998	1.58%
Catherine Gignac	193,687,225	95.94%	8,191,777	4.06%
Tim Gitzel	200,873,013	99.50%	1,005,989	0.50%
Jim Gowans	192,448,491	95.33%	9,430,511	4.67%
Kathryn Jackson	198,370,437	98.26%	3,508,565	1.74%
Don Kayne	187,317,865	92.79%	14,561,137	7.21%
Leontine van Leeuwen-Atkins	199,304,759	98.72%	2,574,243	1.28%

Vote Results After Reduction of Non-resident Vote to 25%:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Ian Bruce	56,262,665	98.53%	841,348	1.47%
Daniel Camus	55,920,322	97.93%	1,183,691	2.07%
Don Deranger	55,953,179	97.98%	1,150,834	2.02%
Catherine Gignac	50,873,795	89.09%	6,230,218	10.91%
Tim Gitzel	56,626,709	99.16%	477,305	0.84%
Jim Gowans	54,246,870	95.00%	2,857,143	5.00%
Kathryn Jackson	56,462,949	98.88%	641,064	1.12%
Don Kayne	53,903,815	94.40%	3,200,198	5.60%
Leontine van Leeuwen-Atkins	56,537,453	99.01%	566,560	0.99%

Item 2: Appointment of Auditors

On a vote by ballot, KPMG LLP was appointed auditors of the Corporation to hold office until the next annual meeting of Shareholders, or until their successors are appointed.

Canadian Securities Administrators

May 10, 2023

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
180,138,257	89.23%	21,740,745	10.77%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
46,305,842	81.09%	10,798,172	18.91%

Item 3: Executive Compensation

On a vote by ballot, an advisory resolution was passed accepting the approach to executive compensation disclosed in Cameco’s Management Proxy Circular delivered in advance of this meeting.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Against	% Votes Against
178,634,548	88.49%	23,244,454	11.51%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Against	% Votes Against
54,474,089	95.39%	2,629,924	4.61%

Cameco Corporation

By:	“Sean A. Quinn”
Sean A. Quinn Senior Vice-President, Chief Legal Officer and Corporate Secretary